UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	16 August 2022
Release Number	27/22

BHP ANNOUNCES CHANGES TO ITS EXECUTIVE LEADERSHIP TEAM

BHP has today announced two changes to the Executive Leadership Team (ELT) that will take effect on 1 October 2022. Edgar Basto will be appointed Chief Operating Officer and Geraldine Slattery will be appointed President Australia.

Chief Operating Officer

As Chief Operating Officer Mr Basto will enable acceleration in safety and productivity improvement across the Group. He will have accountability for the continued transformation of BHP through the embedment of the BHP Operating System, and for BHP’s global Performance and Improvement and Health, Safety and Environment functions.

Since May 2020, Mr Basto has been President Minerals Australia. Mr Basto has over 30 years of operating experience across BHP’s minerals footprint, including time as Asset President of BHP’s two largest assets, Western Australia Iron Ore and Escondida, and leading BHP’s global Health, Safety and Environment team.

President Australia

As President Australia, Ms Slattery will be responsible for BHP’s Australian operations.

From March 2019 until the completion of the Woodside merger in June this year, Ms Slattery was President Petroleum and led BHP’s business which included oil and gas interests and development and exploration programs in the US, Australia, Trinidad & Tobago, Algeria, Mexico and Canada. Ms Slattery has 28 years of operational and global leadership experience gained in the UK, Australia and the US.

BHP Chief Executive Officer Mike Henry said: “I am pleased to announce these new appointments. Safety and operational reliability are at the heart of value creation at BHP. These two appointments will enable us to build upon the strong performance we have delivered in recent years to drive even better safety and productivity outcomes. Edgar’s and Geraldine’s particular experiences and capabilities as leaders, together with the newly created COO role, will ensure BHP is best placed to continue to operate reliably and deliver value in an increasingly complex and volatile world.

Geraldine has navigated the Petroleum business through the intensity of the successful merger and integration with Woodside, while delivering outstanding business performance. Geraldine brings a strong combination of in-field technical expertise, risk management and global leadership experience, and has a track record of generating shareholder value and developing teams with outstanding culture.

With broad leadership experience in Australia, Chile, Colombia and Peru, Edgar is uniquely placed to enable the next wave of safety and operational improvement across BHP. As Chief Operating Officer, Edgar will ensure that operational capability is central to our growth agenda and he will drive strengthened operational leadership across the company.”

As a result of these changes, and the recent appointment of Jad Vodopija as Chief People Officer, the ELT will comprise:

•	Chief Operating Officer, Edgar Basto

•	Chief Legal, Governance and External Affairs Officer, Caroline Cox

•	Chief Financial Officer, David Lamont

•	Chief Commercial Officer, Vandita Pant

•	President Australia, Geraldine Slattery

•	Chief Technical Officer, Laura Tyler

•	President Americas, Ragnar Udd

•	Chief Development Officer, Johan van Jaarsveld

•	Chief People Officer, Jad Vodopija

Authorised for lodgement by:
Stefanie Wilkinson
Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Mobile: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Sabrina Goulart
Mobile: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 16, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary